Filed Pursuant to Rule 433
Registration No. 333-133187
November 8, 2006
PRICING TERM SHEET

Issuer:	Continental Airlines, Inc.
Title of Securities:	8.75% Notes due 2011
Offering Size:	$200,000,000
Coupon:	8.75% per annum, payable semi-annually
Trade Date:	November 8, 2006
Settlement Date:	November 13, 2006
Maturity:	December 1, 2011
Price to Public:	100%
Gross Proceeds:	$200,000,000
Net Proceeds to Issuer:	$196,500,000
Optional Redemption:	Make-whole redemption at any time at a discount rate of Treasury plus 50 basis points
Minimum Denomination:	$2,000 x $1,000
Interest Payment Dates:	Each June 1st and December 1st
First Pay Date:	June 1, 2007 (long first coupon)
Day Count Convention:	30/360
CUSIP:	210795 PT 1
Bookrunner:	Morgan Stanley & Co. Incorporated
Co-Managers:	Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co.
Trustee:	The Bank of New York Trust Company, N.A.

On November 8, 2006, our spokesperson was quoted in a media publication as follows: “‘For the last six years, when we looked at that market, the pricing had been so unfavorable’ we opted to sell secured debt, said DeAnne Gabel, spokeswoman for Continental. ‘It just goes to show the strength of the airline industry. The capital markets are very open to the airlines right now.’” For a discussion of our overview of our financial condition and results of operations and the airline industry generally, please see Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” in our most recent Quarterly Report on Form 10-Q, available at http://www.sec.gov.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the prospectus supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.